PUBLIC VENTURES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2022

PUBLIC

PUBLIC VENTURES, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49951

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Public Ventures, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14135 Midway Road, Suite G-150
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Schuman	310-526-5000	info@publicventures.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

600 North Pearl, Suite 1700	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

10/08/2003	00243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Gary Schuman_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Public Ventures, LLC_____ , as of _____December 31_____ , _2022___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please
See Attached.

Notary Public

Signature: _____

Title: _____CFO & CCO_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

This certificate is attached to a __2__ page document dealing with/entitled __Annual Reports__ and dated __3/16/23.__
__Form X-17A-5 Part III__

California ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __Santa Clara__

On __3/16/2023.__ before me,

__Yoseline De La Riva Camacho, Notary Public.__ (here insert name and title of the officer),

personally appeared __Gary Schuman.__ , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

YOSELINE DE LA RIVA CAMACHO
COMM.# 2298868
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires July 27, 2023
MMI2

Signature_____ (Seal)

Printed 02-18



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

600 North Pearl, Suite 1700
Dallas, TX 75201

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Public Ventures, LLC
Dallas, TX

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Public Ventures, LLC (formerly known as MDB Capital Group LLC) (the Company) as of December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

We draw attention to Note 1 of the financial consolidated statement, which describes the distribution of the Company's subsidiaries in 2022. Our opinion is not modified in respect of this matter.

We have served as the Company's auditor since 2021

BDO USA, LLP

Dallas, Texas
March 27, 2023

PUBLIC VENTURES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$	3,051,077
Investment securities, at fair value		832,577
Investment securities, at cost		50,000
Due from affiliates		71,159
Prepaid expenses and other assets		165,249
Total assets	$	4,170,062

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	67,789
Due to affiliates		509,140
Total liabilities		576,929
Commitment and Contingencies		
Member's equity		3,593,133
Total liabilities and members' equity	$	4,170,062

1. **Organization and Description of Business**

Public Ventures, LLC, ("Public Ventures") formerly known as MDB Capital Group LLC, a Texas limited liability company (or, the "Company") is an investment banking and brokerage firm. As of December 31, 2022, Public Ventures, LLC is wholly owned by MDB Capital Holdings, LLC, a Delaware limited liability company.

Public Ventures was launched in California in 1997 as MDB Capital Group, LLC, re-domiciled in Texas as a Texas LLC in 2016, and renamed to Public Ventures, LLC in 2022. Public Ventures is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Texas State Securities Board. Public Ventures is a limited liability company whose managers are Messers. Christopher A. Marlett and Anthony DiGiandomenico. Public Ventures operates on a fully disclosed basis with a nonrelated FINRA member firm, Interactive Brokers, LLC ("Interactive Brokers"), and is not required to maintain a clearing deposit. Interactive Brokers is the clearing firm and custodian of Public Ventures' investments.

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited primarily to investment banking and trading. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker dealers ("PAB accounts") (as defined in Rule 15c3-3) for the period ended December 31, 2022.

Discontinued Operations

On January 14, 2022, the Company distributed to its members its interest in Patentvest, Inc. and Invizyne Technologies, Inc. and its subsidiary. The impact of discontinued operations was immaterial.

The net assets of Patentvest, Inc. and Invizyne Technologies, Inc. and its subsidiary as of January 14, 2022 consisted of the following:

Assets	
Cash	$ 555,957
Receivables	468,353
Property and equipment, net	579,142
Right-of-use asset	720,627
Other assets	30,186
Total Assets	2,354,265
Liabilities	1,172,149
Net Assets	$1,182,116

Recent Transactions

In February 2021, Public Ventures applied to FINRA to add self-clearing as a line of business and received approval November 2021. Public Ventures is in the process of establishing self-clearing capabilities to enhance its investment banking business with both issuer and investor clients with the focus of creating a service where investment securities are issued, traded and cleared.

In 2021 a new legal entity, MDB Capital Holdings, LLC, a Delaware limited liability company, was formed with the intent that it would become the parent entity of Public Ventures, LLC. In January 2022, ownership of two now former subsidiaries, Invizyne Technologies, Inc. and Patentvest, Inc. was distributed to the owners of Public Ventures. Subsequently, ownership of Invizyne, Patentvest and Public Ventures was transferred to MDB Capital Holdings, LLC.

On January 10, 2022, MDB Capital Group, LLC filed a Certificate of Amendment with the Texas Secretary of State to change its name to Public Ventures, LLC. The Certificate of Amendment was declared effective as of January 10, 2022.

On January 14, 2022, Public Ventures, LLC distributed 100% of its interest in Patentvest, Inc. and Invizyne Technologies, Inc. and its subsidiary to its members in proportion to their respective interests.

On January 15, 2022, Public Ventures filed Form 8832, Entity Classification Election, with the IRS electing to be treated as a corporation for tax purposes.

On January 16, 2022, the Members of Public Ventures, LLC contributed their entire interest in the stock of Public Ventures to MDB Capital Holdings, LLC. There was no change in beneficial ownership as a result of this event.

2. Immaterial Error Correction

During the preparation of the 2022 financial statements, an immaterial error was identified relating to the allocation of noncontrolling interest during the periods 2019 through 2021, which resulted in a misstatement between members' equity and noncontrolling interest. To correct the misstatement, the Company recorded an adjustment as of December 31, 2021 to decrease members' equity and increase noncontrolling interest by $1,639,978 resulting in a members' equity and noncontrolling interest balance of $6,239,169 and $522,168, respectively. The misstatement had no impact on total members' equity as of December 31, 2021.

	Original	Adjustment	Restated
Members' equity	$ 7,879,147	$ (1,639,978)	$ 6,239,169
Noncontrolling interests	(1,117,810)	1,639,978	522,168
Total members' equity	$ 6,761,337	$ -	$ 6,761,337

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosure of contingent assets and liabilities. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in the valuation of investment securities, accruals for potential liabilities, valuing equity instruments issued for services, and the realization of any deferred tax assets.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities or remaining maturities upon purchase of three months or less to be cash equivalents. At December 31, 2022, the Company held $3,051,077 of cash. There were no cash equivalents held by Company at December 31, 2022. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments. There have been no credit risk losses in 2022.

Restricted Cash and Deposits

From time to time the Company provides deposits or enters into agreements that would require funds to be held in a restricted cash account. At December 31, 2022 the Company had no funds which were restricted.

Investment Securities

The Company strategically invests funds in early-stage technology companies, equity securities, and options and warrants of publicly traded and privately held companies. The Company classifies investment securities as investment securities, investment securities, at fair value, or investment securities, at cost less impairment.

Investment securities, at fair value are comprised of equity investments and are reported at fair value with changes in fair value recognized in the statement of operations. Purchases and sales of equity securities, consisting of common stock and warrants to purchase common stock, are recorded based on the respective market price quotations on the trade date. Realized gains and losses on investments represent the net gains and losses on investments sold during the period based on the average cost method. Differences between the fair value of investments at the beginning of the year and the end of the year are recorded on the income statement as unrealized gains and losses.

Warrants to purchase common stocks were valued using Black-Scholes model adjusted for market activity of underlying publicly traded financial instruments. The warrants were categorized in level 2 of the fair value hierarchy.

Investment securities, at cost less impairment are comprised of equity securities without a readily determinable fair value. The Company has elected to apply the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes. The Company will reassess whether such an investment qualifies for the measurement alternative at each reporting period. In evaluating an investment for impairment or observable price changes, we will use inputs including recent financing events, as well as other available information regarding the investee's historical and forecasted performance. The Company has assessed this investment and no impairment is warranted.

Investment securities are as follows:

	December 31, 2022
Investment securities, at fair value:	
Common stock of publicly traded companies (listed)	$ 787,137
Warrants for common stock of public company	45,440
Investment securities, at fair value	$ 832,577
Investment securities, at cost less impairment	
Preferred stock of private company (not market listed)	$ 50,000

Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with Financial Accounting Standards Board Accounting Standards Codification 815-10-05, Accounting for Derivative Instruments and Certain Hedging Activities, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For financial instruments that do not qualify as an accounting hedge, changes in fair value of the assets and liabilities are recognized in earnings. Derivative asset amounting to $64,395 is included in Prepaid assets and other assets in the Statement of Financial Condition.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company determines the fair value of its financial instruments based on a fair value hierarchy that prioritizes

inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include certain investment securities and securities sold and not yet purchased.

Level 2 - Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions. The Company categorizes its investment securities in non-public companies and investment securities - common stock warrants within Level 3 of the fair value hierarchy.

The Company's financial instruments primarily consist of cash, investment securities, accounts payable and accrued expenses. As of the statement of financial condition date, investment securities are required to be recorded at fair value with the change in fair value during the period being recorded as an unrealized gain or loss. As of the statement of financial condition date, the estimated fair values of (investment securities, at amortized cost were not materially different from their carrying values as presented on the statement of financial condition. This is primarily attributed to the short-term maturities of these instruments.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Investment securities, at fair value: These securities are valued based on quoted prices from the exchange or other trading platform. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy.

A description of the valuation techniques applied to the Company's other financial assets and liabilities is as follows:

Investment securities, at cost less impairment: Non-public equity securities and simple agreements for future equity are valued based on the initial investment, less impairment. The Company determined that no impairment was warranted. Since these securities are not actively traded, we will apply valuation adjustments when they become available, and they are categorized in level 3 of the fair value hierarchy. The are no significant unobservable inputs.

The following table sets forth the fair value of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Assets	Classification	Level 1	Level 2	Level 3	Total
Investment Securities	Common stock	$ 787,137	$ -	$ -	$ 787,137
Prepaid expenses and other assets	Derivative	-	64,395	-	64,395
Investment Securities	Warrants	-	45,440	-	45,440
Total assets measured at fair value		$ 787,137	$ 109,835	$ -	$ 896,972

During the year ended December 31, 2022, the Company did not have any transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy.

Income taxes

Public Ventures was formed as a limited liability company and has elected to be treated as a corporation for Federal Tax purposes. A provision for Federal income taxes is included in these financial statements.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical meritsof the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, there was no accrued interest or penalties related to uncertain tax positions.

4. **Recently Issued Accounting Pronouncements**

There were no recently announced accounting pronouncements that were considered impactful to the Company.

5. **Concentration of Credit Risk**

Public Ventures is engaged in various brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, Public Ventures may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Public Ventures' policy to review,as necessary, the credit standing of each counter party.

Financial instruments which potentially subject to the Company's concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and grant receivables. The Company's cash is deposited in accounts at large financial institution. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.

6. **Related party transactions**

Members of MDB Capital Holdings, LLC also own MDB Capital S.A. (formerly known as PatentVest S.A.), which provides outsourced administrative services to the Company's Nicaragua office. During the year ended December 31, 2022 the Company paid MDB Capital S.A. $401,630 which is inclusive of payroll expense and fees, but does not include any amount paid on Public Ventures' behalf by its affiliated companies which amounted to $339,734.

The Company has an expense sharing arrangement with its affiliated companies, MDB CG Management Company and PatentVest, Inc. (its "Affiliates"), both of which are also wholly owned subsidiaries of MDB Capital Holdings, LLC. A focus of this arrangement is the sharing of certain employees, with such employee costs divided between the companies in an amount pro rata to the effort supplied, and also include certain other operating expenses paid on behalf of the Company by its Affiliates. Conversely, the Company pays certain operating expenses on behalf of its Affiliates for which it is reimbursed. Amounts remaining unsettled at December 31, 2022 are recorded as Due From Affiliates and Due To Affiliates. In the year ended December 31, 2022, the Company reimbursed its affiliates a total of $626,573, and was reimbursed a total of $837,878 for expenses it had paid on behalf of its Affiliates.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

7. **Commitments and Contingencies**

Net Capital Requirement

Public Ventures is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2022, Public Ventures had net capital of $3,085,389 which was $2,835,389 in excess of the minimum of $250,000 required.

The Company's ratio of aggregate indebtedness of $576,929 to net capital was 0.19 to 1 compared to the maximum 15 to 1 allowable ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, which was calculated as $38,462 at December 31, 2022.

Contract for Sale of Securities

The Company entered into an agreement to sell equity securities to investors totaling $697,246, and as of December 31, 2022 certain conditions for completing the sale transaction had not yet occurred. The Company recorded the value of these securities on its Statement of Financial Condition as Investment securities at the fair value of $632,851, and recorded a related derivative asset in the amount of $64,395 in Prepaid expenses and other assets. The transaction was completed on January 18, 2023.

Indemnification Provisions

Public Ventures has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the accounts of customers. Should a customer not fulfill its obligation on a transaction, Public Ventures may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Public Ventures' indemnification obligations to its clearing brokers have no maximum amount. All unsettled trades at December 31, 2022 have subsequently settled with no resulting material liability to Public Ventures. For the year ended December 31, 2022 Public Ventures had no material loss due to counterparty failure, and had no obligations outstanding under the indemnification arrangement as of December 31, 2022.

8. **Income Taxes**

As of December 31, 2022, the Company had $1,830,946 of net operating loss carryforwards for federal income tax purposes which can be carried forward indefinitely.

Significant components of the deferred tax assets and liabilities were as follows:

	December 31, 2022
Deferred tax assets:	
Net operating loss carryforwards	$ 384,399
Valuation allowance	(378,403)
Total deferred tax assets	$ 6,096
Deferred tax liabilities:	
Investment Securities	$ (6,096)
Total deferred tax liabilities	(6,096)
Net deferred tax assets/(liabilities)	$ -

Net deferred tax assets and liabilities were classified on the statement of financial condition as follows:

	December 31, 2022
Deferred tax assets	$ -
Deferred tax liabilities	-
Other noncurrent assets/(liabilities)	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2022, based on projections of future taxable income for the periods in which the deferred tax assets are deductible, valuation allowances of $378,403 were recorded for tax carryforwards and attributes to reduce the net deferred tax assets to an amount that is more likely than not to be recognized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. It is the Company's policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2022. The tax years 2019 – 2021 remain open to examination for federal income tax purposes.

9. **Subsequent Events**

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. Except as disclosed above, no other events have occurred subsequent to the statement of financial condition date that would require adjustment to or disclosure in these financial statements.